SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT

Pursuant to Section 15 (d)

of the Securities Exchange Act of 1934

(Mark One):

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996]

For the fiscal year ended December 31, 2002

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

For the transition period from                  to

Commission file number 1-13794

TRUMP CAPITAL ACCUMULATION PLAN

(Full title of the Plan)

TRUMP HOTELS & CASINO RESORTS, INC.

(Name of Issuer of the securities held pursuant to the Plan)

1000 Boardwalk

Atlantic City, New Jersey 08401

(Address of principal executive office)

TRUMP CAPITAL ACCUMULATION PLAN

Financial Statements and Supplemental Schedule

Year ended December 31, 2002 with Report of Independent Auditors

Trump Capital Accumulation Plan

Financial Statements and Supplemental Schedule

Year ended December 31, 2002

Report of Independent Auditors

Administrative Committee of the

Trump Capital Accumulation Plan

We have audited the accompanying statement of assets available for benefits of Trump Capital Accumulation Plan as of December 31, 2002, and the related statement of changes in assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements and schedule of Trump Capital Accumulation Plan as of December 31, 2001 and for the year then ended, were audited by other auditors, who have ceased operations. Those auditors expressed an unqualified opinion on those financial statements and schedule in their report dated May 1, 2002.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 2002 financial statements referred to above present fairly, in all material respects, the assets available for benefits of the Plan at December 31, 2002, and the changes in its assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States.

Our audit was performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2002, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/    ERNST & YOUNG LLP

Philadelphia, Pennsylvania

May 30, 2003

This is a copy of the audit report previously issued by Arthur Andersen in connection with the Plan’s filing on Form 11-K for the year ended December 31, 2001. This report has not been reissued by Arthur Andersen in connection with the filing on Form 11-K. After reasonable efforts, the Company has not been able to obtain a reissued report from Arthur Andersen. Arthur Andersen has not consented to the inclusion of its report in this annual report on Form 11-K, which is incorporated by reference into
Form S-8 No. 333-22601.

Report of Independent Public Accountants

To the Benefits Committee of the Trump Capital Accumulation Plan:

We have audited the accompanying statements of net assets available for Plan benefits of the Trump Capital Accumulation Plan (the “Plan”) as of December 31, 2001 and 2000, and the related statement of changes in net assets available for Plan benefits for the year ended December 31, 2001. These financial statements and the schedule referred to below are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for Plan benefits as of December 31, 2001 and 2000, and the changes in its net assets available for Plan benefits for the year ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

ARTHUR ANDERSEN LLP

Roseland, New Jersey

May 1, 2002

Trump Capital Accumulation Plan

Statements of Assets Available for Benefits

	December 31
	2002	2001
Assets
Investments	$166,733,348	$117,869,540
Receivables:
Participants’ contributions	433,012	336,557
Employer’s contribution	25,846	80,608

Total receivables	458,858	417,165
Cash	266,313	—
Other	51,472	121,058

Assets available for benefits	$167,509,991	$118,407,763

See accompanying notes.

Trump Capital Accumulation Plan

Statement of Changes in Assets Available for Benefits

Year ended December 31, 2002

Additions:
Investment income:
Interest	$1,427,721
Dividends	3,158,693

4,586,414
Contributions:
Participants	15,940,669
Employer, net of forfeitures	4,701,647
Rollovers	195,745

20,838,061
Transfer of assets from Trump Savings Plan	63,188,396

Total additions	88,612,871
Deductions:
Benefits paid to participants	11,198,340
Net depreciation in fair value of investments	28,180,150
Administrative expenses	132,153

Total deductions	39,510,643

Net increase	49,102,228
Assets available for benefits:
Beginning of year	118,407,763

End of year	$167,509,991

See accompanying notes.

Trump Capital Accumulation Plan

Notes to Financial Statements

December 31, 2002

1. Description of Plan

The following description of the Trump Capital Accumulation Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan. Effective January 1, 2002, the Trump Savings Plan was merged with and into the Plan. Assets totaling $63,188,396 were transferred into the Plan. The Plan document was amended and restated effective January 1, 2002, to incorporate the changes due to the merger.

The Plan Sponsor is Trump Taj Mahal Associates and Trump Castle Associates, L.P.; Trump Plaza Associates, and Trump Indiana, Inc. are participating employers in the Plan (collectively, the Company). Merrill Lynch Trust Company is the trustee of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

All full- or part-time nonunion employees of the Company who are 18 or older and who have completed at least one year of service are eligible to participate in the Plan. In addition, union employees covered by a collective bargaining agreement that provides for participation in the Plan may enroll upon meeting the same requirements as nonunion employees.

Contributions

Each year, participants may contribute up to 20% of pretax annual compensation, as defined in the Plan. Effective May 26, 2002, the Plan was amended to allow participants to contribute up to 30% of compensation, as defined in the Plan, subject to all other limitations of the Plan. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.

The Company contributes 50% of the first 6% of base compensation that a participant contributes to the Plan for each calendar quarter. Employer contributions are deposited quarterly to Plan participants employed by the Company on the last day of the calendar quarter. Contributions are subject to certain limitations.

Trump Capital Accumulation Plan

Notes to Financial Statements (continued)

1. Description of Plan (continued)

Contributions (continued)

Upon enrollment, a participant may direct his/her contributions in 5% increments to any of the Plan’s fund options. Participants may change their investment options quarterly. In addition to the regular salary deferral contributions, Plan participants who are at least 50 years old by the end of the calendar year and who have contributed the maximum amount of regular salary deferral contributions for the year may make pretax “catch-up” contributions to the Plan, as defined. Catch-up contributions are not eligible for employer match.

Participant Accounts

Each participant’s account is credited with the participant’s contributions, earnings (losses) based on the participant’s investment elections and allocations of the Employer’s contributions. Forfeited balances of terminated participants’ nonvested accounts are used to reduce future Employer contributions. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

Vesting

Participants are immediately vested in their elective deferral contributions and rollovers plus actual earnings thereon. Vesting in the Employer contribution portion of their accounts plus actual earnings thereon is based on years of continuous service as follows:

Years of Continuous Service	Percentage Vested
Less than two years	0%
Two years	25%
Three years	50%
Four years	75%
Five years or more	100%

Trump Capital Accumulation Plan

Notes to Financial Statements (continued)

1. Description of Plan (continued)

Forfeitures

The portion of a former participant’s account which is not distributed because of the vesting provision will reduce future Employer contributions. During 2002, $10,375 was used to reduce Employer contributions. At December 31, 2002 and 2001, $3,949 and $14,324, respectively, were available to reduce future Employer contributions.

Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of $50,000 or 50% of their account balance, whichever is lower, reduced by the highest balance of any loans within the prior 12-month period. Loan terms range from 1-5 years or up to 15 years for the purchase of a primary residence. Loans are secured by the balance in the participant’s account and bear interest at a rate commensurate with prevailing rates as determined by commercial lenders. An administrative fee is required to process all loans. Principal and interest are paid ratably through payroll deductions and must be made at least quarterly.

Payment of Benefits

On termination of service, a participant may receive a lump-sum amount equal to the vested value of his or her account, or upon death, disability or retirement, elect to receive annual installments over a 10-year period. A participant may also withdraw all or part of his or her account upon attainment of age 59-1/2 or financial hardship, as defined in the Plan.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

Trump Capital Accumulation Plan

Notes to Financial Statements (continued)

2. Significant Accounting Policies

Investment Valuation and Income Recognition

Marketable securities are stated at fair value. Securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the Plan year; investments traded in the over-the-counter market and listed securities for which no sale was reported on that date are valued at the average of the last reported bid and ask prices. The fair values of the participation units owned by the Plan in the common/collective trust funds are based on quoted redemption values on the last business day of the Plan year. The shares of mutual funds are valued at quoted market prices, which represent the net asset values of shares held by the Plan at year-end. The participant loans are valued at the outstanding balances, which approximate fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date.

Plan Expenses

The Company pays all administrative expenses of the Plan, except for the administrative costs of the registered investment companies and loan processing fees.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan provides for various investment options in investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect participants’ account balances and the amounts reported in the statements of assets available for benefits and the statement of changes in assets available for benefits.

Trump Capital Accumulation Plan

Notes to Financial Statements (continued)

3. Investments

Investments that represent 5% or more of the fair value of the Plan’s assets are as follows:

	December 31
	2002	2001
Investments at fair value as determined by quoted market price:
Merrill Lynch Equity Index Trust I	$10,176,361	*
Merrill Lynch Retirement Preservation Trust	43,491,275	*
Merrill Lynch U.S. Government Mortgage Fund	*	$5,849,816
Merrill Lynch Balanced Capital Fund	—	10,732,646
Merrill Lynch Basic Value Fund	—	16,015,221
Davis New York Venture Fund CL A	28,564,579	9,591,007
Merrill Lynch Ready Assets Trust Fund	*	11,728,217
PIMCO Total Return Fund CL A	12,699,841	*
Van Kampen Emerging Growth Fund CL A	15,268,833	*

* Investment did not represent 5% or more of the fair value of Plan assets at year-end.

During 2002, the Plan’s investments (including investments bought, sold, or held during the year) appreciated (depreciated) in fair value as determined by quoted market prices as follows:

Common stocks	$2,021,278
Common/collective trusts	(3,158,174)
Mutual funds	(27,043,254)

$(28,180,150)

4. Related-Party Transactions

Certain Plan investments are in shares of mutual funds managed by Merrill Lynch. Merrill Lynch is the trustee, as defined by the Plan, and, therefore, these transactions qualify as party-in-interest transactions.

Certain Plan investments include shares of Trump Hotels and Casino Resorts, Inc. common stock (Trump Common Stock) and, therefore, these transactions qualify as party-in-interest transactions. As of December 31, 2002 and 2001, the Plan holds Trump Common Stock with a market value of $3,475,462 and $1,352,254, respectively.

Trump Capital Accumulation Plan

Notes to Financial Statements (continued)

5. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated February 18, 2000, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Subsequent to this issuance of the determination letter, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Sponsor has indicated that it will take the necessary steps, if any, to maintain the Plan’s qualified status.

6. Differences Between Financial Statements and Form 5500

The following is a reconciliation of assets available for benefits per the financial statements to the Form 5500:

	December 31
	2002	2001
Assets available for benefits per the financial statements	$167,509,991	$118,407,763
Transfer of assets from Trump Savings Plan	—	63,188,396

Assets available for benefits per the Form 5500	$167,509,991	$181,596,159

The Trump Savings Plan merged into the Trump Capital Accumulation Plan effective January 1, 2002. The Form 5500 for the Trump Savings Plan reflected the transfer out of assets on December 31, 2001 and filed a final Form 5500 and, therefore, the Trump Capital Accumulation Plan’s Form 5500 reflected the transfer in on December 31, 2001.

Supplemental Schedule

Trump Capital Accumulation Plan

EIN: 22-3136368 Plan#: 001

Schedule H, Line 4i—

Schedule of Assets (Held at End of Year)

December 31, 2002

Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Current Value
MONEY MARKET
* Merrill Lynch	Ready Assets Trust Fund, Money Market funds, 6 shares	$6

COMMON STOCK
* Trump Hotels & Casino Resorts, Inc.	Trump Hotels & Casino Resorts, Inc. Common Stock, 1,336,716 shares	3,475,462

COMMON/COLLECTIVE TRUSTS
* Merrill Lynch	Equity Index Trust I, 162,432 units of participation	10,176,361
* Merrill Lynch	Equity Index Trust I GM, 55,186 units of participation	3,457,434
* Merrill Lynch	Retirement Preservation Trust, 43,491,275 units of participation	43,491,275
* Merrill Lynch	Retirement Preservation Trust GM, 225,163 units of participation	225,164

Total investment in common/collective trusts		57,350,234

MUTUAL FUNDS
Davis Funds, Inc.	New York Venture Fund Class A, 1,364,115 units of participation	28,564,579
Davis Funds, Inc.	New York Venture Fund Class A GM, 83,201 units of participation	1,742,236
Delaware Group	Delaware Trend Fund, 497,992 units of participation	7,320,478

Trump Capital Accumulation Plan

EIN: 22-3136368 Plan#: 001

Schedule H, Line 4i—

Schedule of Assets (Held at End of Year) (continued)

December 31, 2002

Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Current Value
MUTUAL FUNDS (continued)
Scudder Investments	International Equity Investment CL, 258,507 units of participation	$4,037,893
Scudder Investments	International Equity Investment CL GM, 62,699 units of participation	979,355
* Merrill Lynch	U.S. Government Mortgage Fund Class A, 58 units of participation	596
ING Pilgrim	Small Cap Opportunities Fund Class A, 165,781 units of participation	2,742,024
ING Pilgrim	Small Cap Opportunities Fund Class A GM, 53,721 units of participation	888,544
PIMCO	Total Return Fund Class A, 1,190,238 units of participation	12,699,841
PIMCO	Total Return Fund Class A GM, 765,642 units of participation	8,169,396
Van Kampen	Emerging Growth Fund Class A, 540,298 units of participation	15,268,833
Van Kampen	Emerging Growth Fund Class A GM, 59,548 units of participation	1,682,838
* Merrill Lynch	Global Allocation Fund Class A, 2 units of participation	18
Oppenheimer	Global Growth & Income Fund, 119,802 units of participation	1,950,371
MFS Funds	Utilities Fund Class A, 163 units of participation	1,050

Total investment in mutual funds		86,048,052

Trump Capital Accumulation Plan

EIN: 22-3136368 Plan#: 001

Schedule H, Line 4i—

Schedule of Assets (Held at End of Year) (continued)

December 31, 2002

Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Current Value
Self-directed account		$453,016
* Participant loans	Interest rates ranging from 5.25% to 12.50%	19,406,578

		$166,733,348

•	Indicates party-in-interest to the Plan.

Historical cost is not required to be presented as all the investments are participant- directed.

SIGNATURES

The Plan.    Pursuant to the requirements of the Securities Exchange Act of 1934, the persons who administer the employee benefit plan have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

TRUMP CAPITAL ACCUMULATION PLAN

/S/ CRAIG D. KEYSER

Name:	Craig D. Keyser
Title:	Executive Vice President of Human Resources and Administration

Date: June 27, 2003

EXHIBIT INDEX

Exhibit No.	Description

23.1	Consent of Independent Auditors

99.1	Certification of the Chief Executive Officer of the Registrants Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

99.2	Certification of the Chief Financial Officer of the Registrants Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.